AVANTAIR, INC.
4311 GENERAL HOWARD DRIVE
CLEARWATER, FLORIDA 33762

VIA Facsimile and EDGAR Transmission

March 10, 2010

Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Ms. Michelle Lacko

Re:	Avantair, Inc.
Registration Statement of Form S-1 (File No. 333-163152)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 2:00 p.m. (Eastern Standard Time) on Friday, March 12, 2010, or as soon thereafter as practicable.

The disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours, AVANTAIR, INC.

By:	/s/ Richard Pytak
Name: Richard Pytak Title: Chief Financial Officer

Cc:	Michelle Lacko, Division of Corporation Finance Jamie Knox, Esq., DLA Piper LLP (US)